Exhibit 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen,

We have read Item 4.01 of Form 8-K dated April 25, 2011, of TechTarget, Inc. and are in agreement with the statement contained in the first sentence of paragraph one and the statements contained in paragraphs three, four, and five therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weaknesses in the Company’s internal control over financial reporting, included in paragraph 5 therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audits of the registrant’s 2009 and 2010 financial statements.

/s/ Ernst & Young LLP

Boston, Massachusetts
April 22, 2011